April 3, 2012

Jay Knight, Esq. Special Counsel Division of Corporation Finance Office of Structured Finance Securities and Exchange Commission Washington, DC 20549	Phillip R. Pollock 415.772.9679 direct ppollock@weintraub.com

Re:	Sequoia Mortgage Funding Corporation/Sequoia Residential Funding, Inc.

Registration Statement on Form S-3, Filed February 1, 2012;

File Nos. 333-179292 and 333-179292-01 (the “Registration Statement”)

Dear Mr. Knight:

On behalf of Sequoia Mortgage Funding Corporation and Sequoia Residential Funding, Inc. (the “Registrants” or the “Depositors”), we are filing pursuant to the Securities Act of 1933, as amended, with the Securities and Exchange Commission via EDGAR Amendment No. 2 to the above-referenced Registration Statement.

We received no comments from the Staff after the filing of the Amendment No. 1 to the Registration Statement. We are filing this Amendment No. 2 to the Registration Statement to increase the amount of securities to be registered to $3,000,000,000 and to incorporate $780,835,603 of unsold asset-backed securities from Registration Statement File Nos. 333-159791 and 333-159791-01. Additionally, we include with this filing the Exhibit 5.1 Opinion of Weintraub Genshlea Chediak Tobin & Tobin Law Corporation with respect to validity and the Exhibit 8.1 Opinion of Chapman and Cutler LLP with respect to tax matters.

If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9679 or my colleague Stacy K. Stecher at (415) 772-9642.

Very truly yours,

weintraub genshlea chediak

tobin & tobin

LAW CORPORATION

/s/ Phillip R. Pollock

Phillip R. Pollock

PRP/sks

cc:	Rolaine S. Bancroft, Esq.

Senior Special Counsel – Office of Structured Finance

Mr. Andrew Stone, Sequoia Residential Funding, Inc.